LAW OFFICE OF GARY A. AGRON
5445 DTC Parkway, Suite 520
Greenwood Village, Colorado 80111
Telephone: (303) 770-7254
Facsimile: (303) 770-7257
gaa@agronlaw.com

August 26, 2010

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

RE:	Midnight Candle Company
Form 8-K - Amendment No. 2
Filed August 3, 2010
File No. 000-51842

Attn:	Division of Corporation Finance
Angie Kim, Staff Attorney

Dear Ms. Kim:

We are enclosing herewith the second Amendment to the Form 8-K of Midnight Candle Company, which we filed on August 3, 2010.  We will respond to the Staff’s comments using the same paragraph numbers as contained in the Staff’s letter to us of August 17, 2010.

1.  While we agree with the Staff that significant assets or operations are not required to cease being a shell, our point in our prior response letter was that if a public company does not have significant operations or assets, then, upon merger with a private company, the Form 10 information is required in a Form 8-K because the public company, with insignificant operations or assets, is considered a shell company and is therefore subject to the Form (“Super”) 8-K rules.  In our situation, the acquisition of the four patent applications (even if the purchase of the assets involved the assumption of $250,000 of debt) still leaves the Company with quite limited assets (and no operations) and is not sufficient to change the Company’s status from a shell company to an operating company.  The issuance of 72% ownership interest in the Company, in our judgment, also does not make the acquisition of the patent applications and the assumption of debt any more significant.

2.  We have revised Item 5.01 to include the information required by Item 5.01(a)(4) and (7).

3.  We have filed the Bridge Loan Agreements as exhibits under Item 9.01 and have further indicated by footnote that these three exhibits are filed pursuant to Item 5.01 of Form 8-K.

4.  The Company filed its Articles of Amendment with respect to the name change in advance of seeking FINRA approval and assumed that the name change would not be effective until FINRA approved it and provided a new symbol to the Company.  The Company was in error in this regard.  Accordingly, until an Information Statement is filed the Commission and forwarded to the Company’s shareholders, the name change will not be effective.  Therefore, we intend to file this week our preliminary Information Statement and, following any SEC comments, will forward same to our shareholders with 20 days’ advance notice.  We will wait until the 20-day notice period following mailing of the Information Statement has passed before we file an 8-K indicating a name change.

5.  We believe that the patent applications, while preliminary and while there is no assurance of approval, justified a payment through assumption of debt of $250,000 and the issuance of $30,000 of our common stock.  We believe the potential for these patent applications justifies this price and will disclose our opinion in future filings.  This intellectual property has not been developed whatsoever.  There are not  prototypes at this time, and we are far from being able to manufacture a product in connection with the patent applications.  We have no customers for the product, have not commenced development of a marketing plan for same and will not do so until we have prototypes available for demonstration to customers.

6.  We elected to change our name, as the new name (“SEFE”) reflects the name of the private company from which we acquired the patent applications and which is now our control stockholder.  We also intend in future filings to indicate, in the “Management’s Discussion and Analysis”, how we acquired the patent applications and how we intend to use them going forward.

Should you have any questions or comments with regard to the above, please do not hesitate to get in touch with me.

Very truly yours,

/s/ Gary A. Agron
Gary A. Agron

GAA/jp

Enclosures